UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended June 30, 2004

AGL Resources Inc.

(Name of registered holding company)

Ten Peachtree Place

Atlanta, Georgia 30309

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Bryan E. Seas

Vice President and Controller

AGL Resources Inc.

Ten Peachtree Place

Atlanta, Georgia 30309

404-584-4000

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ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	% of Voting Securities Held	Nature of Business (a)
AGL Resources Inc. (AGL Resources) (b)		11/27/1995	Georgia		RHC
AGL Investments, Inc. (AGLI) (b)		11/27/1995	Georgia	100%	IHC
Sequent, LLC (Sequent)	Gas	01/29/2001	Georgia	100%	IHC
Sequent Energy Management, LP (SEM)	Gas	06/29/2001	Georgia	1%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	1%	Inactive
Sequent Holdings, LLC	Gas	06/29/2001	Georgia	100%	IHC
SEM	Gas	06/29/2001	Georgia	99%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	99%	Inactive
Southeastern LNG, Inc. *	Gas	11/14/2000	Georgia	100%	(d)
Georgia Gas Company *	Gas	06/10/1968	Georgia	100%	Inactive
Pivotal Energy Services, Inc. *	Gas	08/24/2001	Georgia	100%	Inactive
Georgia Energy Company *	Gas	02/04/1981	Georgia	**	**
Pinnacle LNG, Inc. *	Gas	02/12/2003	Georgia	100%	Inactive
Georgia Natural Gas Company (GNG)	Gas	09/10/1996	Georgia	100%	(e)
SouthStar Energy Services, LLC (SouthStar)	Gas	07/13/1998	Delaware	50%	(f)
TES, Inc. *	Gas	10/15/1996	Georgia	**	**
Pivotal Propane of Virginia, Inc.	Gas	09/26/2003	Delaware	100%	(g)
Atlanta Gas Light Services, Inc. *	Gas	06/10/1968	Georgia	**	**
Georgia Natural Gas Services, Inc. *	Gas	09/24/1998	Georgia	**	**
AGL Peaking Services, Inc. *	Gas	11/21/1997	Georgia	100%	(h)
AGL Interstate Pipeline Company *	Gas	11/21/1997	Georgia	100%	Inactive

*

This company was inactive during the reporting period ended June 30, 2004.

**

Incorporated, but not organized, as of June 30, 2004.

(a)

The following acronyms are used in Item 1:  RHC – registered holding company, IHC – intermediate holding company.

(b)

AGL Resources and AGLI are not reporting companies but are included in this Item 1 because they hold securities, directly or indirectly, in the gas-related companies as indicated.

(c)

SEM is an asset optimization, producer services, and wholesale marketing and risk management subsidiary.

(d)

Through September 2003, Southeastern LNG, Inc. owned and operated a fleet of liquefied natural gas tankers.  Southeastern LNG, Inc. sold its entire fleet of tankers in October 2003 and currently has no active operations.

(e)

GNG currently owns a non-controlling 70% financial interest in SouthStar and Piedmont Natural Gas Company, Inc. (“Piedmont”) owns the remaining 30%. Our 70% interest is non-controlling because all significant management decisions require approval by both owners. On March 29, 2004, AGL Resources executed an amended and restated partnership agreement with Piedmont. This amended and restated partnership agreement calls for SouthStar’s future earnings starting in 2004 to be allocated 75% to GNG and 25% to Piedmont. In addition, the partners executed a services agreement, which provides that AGL Services Company will provide and administer accounting, treasury, internal audit, human resources and information technology functions.

(f)

SouthStar is the largest retail marketer of natural gas in Georgia with a market share of approximately 36% and operates under the trade name Georgia Natural Gas.

(g)

Formed to construct a propane air facility in the VNG service area to serve VNG’s peaking needs.

(h)

AGL Peaking Services, Inc. (“AGL Peaking”) owns property formerly designated for a liquefied natural gas peaking facility, but has no active operations.

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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

There were no reportable issuances of securities or capital contributions made by the reporting entities during the quarter ended June 30, 2004.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies for the Quarter Ended June 30, 2004 (in thousands)

Reporting Company Rendering Services	Associate Company Receiving Services (a)	Types of Services Rendered	Direct Costs Charged (b)	Indirect Costs Charged (b)	Cost of Capital (b)	Total Amount Billed (b)
SEM	Atlanta Gas Light Company	Gas procurement, scheduling and other	$ 68	--	--	$ 68
SEM	Virginia Natural Gas, Inc.	Gas procurement, scheduling and other	64	--	--	64
SEM	Chattanooga Gas Company	Gas procurement, scheduling and other	49	--	--	49
SEM	AGL Networks, LLC	Gas procurement, scheduling and other	7	--	--	7
SEM	Atlanta Gas Light Company	Gas Transmission Storage Management	866	--	--	866

(a)

All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company (“AGSC”). As per Rules 80 and 81, energy purchases are not reported hereunder.

(b)

The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state commissions.

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Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies for the Quarter Ended June 30, 2004 (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	SEM	Support (c)	$ 904	$ 969	$ 38	$ 1,911
AGSC	GNG	Support (e)	115	863	69	1,047
AGSC	Pivotal Propane of Virginia, Inc.	Support (d)	26	--	--	26
AGSC	AGL Peaking	Support (d)	(1)	1	--	--

(c)

Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but will be provided by Form U-13-60.

(d)

Pivotal Propane of Virginia, Inc.; and AGL Peaking Services receive support services from AGSC.  Detailed information with respect to these transactions is not provided in this report but will be provided by Form U-13-60.

(e)

GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but will be provided by Form U-13-60.

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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of June 30, 2004 (1)	$2,166,731		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	325,009		Line 2
Greater of $50 million or line 2		$325,009	Line 3
Total current aggregate investment (categorized by major line of energy-related business)
Total current aggregate investment		-	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$325,009	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment (2) (categorized by major line of gas-related business)
Sequent organization (3)	(29,983)
Southeastern LNG, Inc. (3)	(1)
Pivotal Energy Services, Inc.	--
GNG (includes SouthStar) (4)	63,992
Pivotal Propane of Virginia, Inc.	10,540
AGL Peaking	3,870
Total current aggregate investment		48,418

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of common stock owned by system companies, premium on common stock, retained earnings, and net intercompany payables/(receivables).
(3) Aggregate investment as of June 30, 2004 is negative because these entities have a net intercompany receivable.

(4) Through calendar 2003, AGL Resources accounted for its 70% non-controlling financial interest in SouthStar using the equity method of accounting.  During the quarter ended March 31, 2004, AGL Resources adopted FIN 46R which resulted in the consolidation of SouthStar’s accounts with GNG’s accounts in AGL Resources’ condensed consolidated financial statements.  AGL Resources recorded Piedmont’s portion of SouthStar’s capital as a minority interest on the condensed consolidated balance sheet in the amount of $29 million as of June 30, 2004.

ITEM 5 - OTHER INVESTMENTS

None.

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit 1.1

Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; Pinnacle LNG, Inc.; GNG; Pivotal Propane of Virginia, Inc. and AGL Peaking as of June 30, 2004 (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 1.2	Balance Sheet of SouthStar as of June 30, 2004 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 2.1

Income Statements for the Three Months and Six Months Ended June 30, 2004 for Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; GNG; Pivotal Propane of Virginia, Inc. and AGL Peaking (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 2.2	Income Statements for the Three Months and Six Months Ended June 30, 2004 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.

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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Bryan E. Seas

Bryan E. Seas
Vice President and Controller

August 30, 2004

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EXHIBIT INDEX

A Financial Statements

B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.

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